UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 29, 2005

Commission File Number: 33398141

Burns, Philp & Company Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Australia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 23 56 Pitt Street Sydney NSW 2000 Australia
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

                                             BURNS, PHILP & COMPANY LIMITED
                                             ABN 65 000 000 359

                                             LEVEL 23, 56 PITT STREET
                                             SYDNEY  NSW  2000
                                             GPO BOX 543
                                             SYDNEY  NSW  2001
                                             AUSTRALIA

                                             TEL: NATIONAL (02) 9259 1111
                                             TEL: INT’L +61 (2) 9259 1111
                                             FAX: (02) 9247 3272

29 September 2005

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY  NSW  2000

Dear Mr Gates

Goodman Finance Limited Capital Notes

I attach copy of an announcement made to the New Zealand Exchange Limited today by a wholly owned subsidiary of the Company, Goodman Finance Limited.

Goodman Finance Limited is the issuer of NZ$212,500,000 Capital Notes, which were issued from 5 May 2003 to 27 June 2003.

Yours sincerely

/s/ Helen Golding

HELEN GOLDING
Company Secretary

Encls.

________________________________________________________________________________

                                             GOODMAN FINANCE LIMITED

                                             REGISTERED ADDRESS:
                                             3RD FLOOR, GOODMAN FIELDER HOUSE
                                             CNR SPRINGS & EAST TAMAKI ROADS
                                             EAST TAMAKI
                                             AUCKLAND
                                             NEW ZEALAND

                                             CONTACT DETAILS:
                                             GPO BOX 543
                                             SYDNEY  NSW  2001
                                             AUSTRALIA
                                             TEL: +612 9259 1111
                                             FAX: +612 9247 3272

29 September 2005

Market Information Services Section
New Zealand Exchange Limited
Level 2, NZX Centre
11 Cable Street
WELLINGTON,  NEW ZEALAND

Goodman Finance Limited Capital Notes

Pursuant to Listing Rule 10.8.2, please find attached a copy of a letter dated
29 September 2005 addressed to holders of Capital Notes in Goodman Finance
Limited, which was sent to holders today with the 2005 Annual Report of Goodman
Finance Limited and the 2005 Annual Report of Burns, Philp & Company Limited
(“the 2005 Annual Reports”).

It is noted that the 2005 Annual Reports have previously been provided to the
NZX by Goodman Finance Limited and Burns, Philp & Company Limited respectively.

Yours faithfully

/s/ Helen Golding

HELEN GOLDING
Company Secretary
Burns, Philp & Company Limited

Encl.

_______________________________________________________________________________

                                             GOODMAN FINANCE LIMITED

                                             REGISTERED ADDRESS:
                                             3RD FLOOR, GOODMAN FIELDER HOUSE
                                             CNR SPRINGS & EAST TAMAKI ROADS
                                             EAST TAMAKI
                                             AUCKLAND

                                             CONTACT DETAILS:
                                             GPO BOX 543
                                             SYDNEY  NSW  2001
                                             AUSTRALIA
                                             TEL: +612 9259 1111
                                             FAX: +612 9247 3272

29 September 2005

Dear Noteholder

Goodman Finance Limited Capital Notes

Pursuant to Listing Rule 10.5.1 and clause 5.5(b) of the Restated Trust Deed dated 30 April 2003 for the Capital Notes, please find enclosed the 2005 Annual
Report of Goodman Finance Limited and the 2005 Annual Report of Burns, Philp &
Company Limited.

Should you have any enquiries in relation to your holding of Goodman Finance
Limited Capital Notes, please contact the Capital Notes Registrar:

 Computershare Investor Services Limited
 Level 2
 159 Hurstmere Road
 Takapuna, Auckland
 (Private Bag 92119, Auckland 1020)
 Telephone: +64 9 488 8777
 Facsimile: +64 9 488 8787
 Email:         enquiry@computershare.co.nz
 Website: www.computershare.co.nz

Yours faithfully

/s/ Helen Golding

Helen Golding
Company Secretary
Burns, Philp & Company Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burns, Philp & Company Limited

Date: September 29, 2005	By:	Helen Golding
	Name:	Helen Golding
	Title:	Company Secretary & Group Legal Counsel